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3/6/03

03002357

UF 3-3-03

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UNITED STATES
; AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-B-039307-C~~

8-48635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U. S. DISCOUNT BROKERAGE, INC.
~~JAC TOMASELLO, PRESIDENT~~

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19111 DETROIT ROAD SUITE 305
(No. and Street)

ROCKY RIVER (City) OH (State) 44116-1740 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAC TOMASELLO 440-356-3151
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DONOVAN, KLIMCZAK AND COMPANY
(Name – *if individual, state last, first, middle name*)

484 SOUTH MILLER ROAD (Address) FAIRLAWN (City) OH (State) 44333 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 2 8 2003
WASH. D.C.
165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JAC TOMASELLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S. DISCOUNT BROKERAGE, INC., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOELLEN HUGHES, Notary Public
Residence Co. - Cuyahoga
State of Ohio
My Commission Exp. April 7, 2007

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. DISCOUNT BROKERAGE, INC.
Financial Statements
Year Ended December 31, 2002

U.S. DISCOUNT BROKERAGE, INC.
Financial Statements
December 31, 2002

INDEX

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

INDEPENDENT AUDITORS' REPORT

BOARD OF DIRECTORS
U.S. DISCOUNT BROKERAGE, INC.
ROCKY RIVER, OHIO

We have audited the accompanying Balance Sheet of U.S. Discount Brokerage, Inc. (an S Corporation) as of December 31, 2002 and the related Statements of Income and Retained Earnings and Cash Flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Discount Brokerage, Inc., as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States Of America.

Our audit was made for the purpose of expressing an opinion on these financial statements. The information included in the accompanying supplementary schedules is presented only for supplementary analysis purposes. Such information has been subjected to the examinations, assessment and evaluation procedures applied in the audit of the basic financial statements, and in our opinion, the supplementary information presents fairly the information thereto.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 17, 2003

U.S. DISCOUNT BROKERAGE, INC.
Balance Sheet
December 31, 2002

ASSETS

Current Assets:		
Cash	$	11,302
Accounts Receivable - Trade		39,323
Marketable Securities		8,675
Prepaid Rent		1,350
Total Current Assets		60,650
Equipment and Furniture		35,185
Less: Accumulated Depreciation		27,626
Net Equipment and Furniture		7,559
Other Assets:		
Accounts Receivable - Related Parties		84,734
Internet Website (Net of $12,962 Amortization)		2,287
Deposits		160,000
Investment - NASDAQ		20,100
Total Other Assets		267,121
TOTAL ASSETS	$	335,330

The Accompanying Notes Are an Integral Part of These Statements

U.S. DISCOUNT BROKERAGE, INC.
Balance Sheet
December 31, 2002

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:		
Accounts Payable - Commissions	$	46,233
Dividends Payable		62,559
Total Current Liabilities		108,792
Stockholders' Equity:		
Capital Stock, 8,000 Shares Authorized, Issued and Outstanding, No Par Value		17,332
Additional Paid in Capital		156,067
Retained Earnings		53,139
Total Stockholders' Equity		226,538
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	335,330

The Accompanying Notes Are an Integral Part of These Statements

U.S. DISCOUNT BROKERAGE, INC.
Statement of Income and Retained Earnings
For Year Ended December 31, 2002

Revenues - Commissions and Fees	$ 1,228,980
Less:	
Clearing and Execution Costs and Fees	176,538
Commissions Expense	582,611
Net Revenues	469,831
Operating Expenses	411,358
Income from Operations	58,473
Other Income:	
Interest	1,234
NET INCOME	59,707
Dividends Paid	(163,358)
Retained Earnings - Beginning of Year	156,790
Retained Earnings - End of Year	$ 53,139

The Accompanying Notes Are an Integral Part of These Statements

U.S. DISCOUNT BROKERAGE, INC.
Statement of Cash Flows
For Year Ended December 31, 2002

Cash Flows from Operating Activities	
Net Income	$ 59,707
Adjustments to Reconcile Net Income to Net Cash	
Provided by Operating Activities:	
Depreciation	3,780
Amortization	3,050
(Increase) Decrease in:	
Accounts Receivable - Trade	41,272
Accounts Receivable - Related Parties	89,378
Marketable Securities	(8,675)
Deposits	(60,000)
Increase (Decrease) in:	
Accounts Payable	(1,300)
Commissions Payable	5,185
Accrued Wages	(31,342)
Dividends Payable	38,927
Net Cash Provided by Operating Activities	139,982
Cash Flows From Investing Activities	
Purchase of Equipment and Furniture	(2,287)
Net Cash (Used) By Investing Activities	(2,287)
Cash Flows from Financing Activities:	
Dividends Paid or Payable	(163,358)
Net Cash (Used) by Financing Activities	(163,358)
Net (Decrease) in Cash	(25,663)
Cash at Beginning of Year	36,965
Cash at End of Year	$ 11,302

U.S. DISCOUNT BROKERAGE, INC.
Notes to Financial Statements
December 31, 2002

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

U.S. Discount Brokerage, Inc. was incorporated under the laws of the State of Ohio on August 28, 1995. The Company is a brokerage firm with its principal office in Rocky River, Ohio.

Basis of Accounting

The financial statements of U.S. Discount Brokerage, Inc. (Company) have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

Amortization of Internet Website

Costs totaling $15,249 associated with the design of the Company's Internet Website along with establishment of the Internet Trading Module have been capitalized and are being amortized over a 60 month period. Amortization for the year ended December 31, 2002 totaled $3,050.

NOTE B - ACCOUNTS RECEIVABLE - TRADE

Accounts Receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE C – ACCOUNTS RECEIVABLE – RELATED PARTIES

The Company has various accounts receivable from its stockholders totaling $84,734. These receivables are non-interest bearing and have no fixed repayment terms.

NOTE D – MARKETABLE SECURITIES

The Company maintains a trading account for marketable securities resulting from trading errors that occur in the normal course of operations. The net gain or loss from these transactions are reflected in the income statement as error income or expense. The Company incurred a net loss of $22,659 from these transactions during the year ended December 31, 2002.

The fair value of the marketable securities available for sale at December 31, 2002 totaled $8,675.

NOTE E - EQUIPMENT AND FURNITURE

Assets are carried at cost. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts.

Maintenance and repairs, including the replacement of minor items, are expensed as incurred, and major additions to assets are capitalized. Depreciation is calculated on the modified accelerated cost recovery system or the straight-line method over the estimated useful life of the asset. Depreciation for the year ended December 31, 2002 totaled $3,780.

NOTE F - DEPOSIT

A deposit totaling $160,000 represents an interest bearing Escrow Account held by Penson Financial Services, Inc. at December 31, 2002.

NOTE G – INVESTMENT - NASDAQ

The equity investment held by the Company in The NASDAQ Stock Market, Inc. is stated at cost and consists of an investment through a private placement. The stock is restricted and no market value was available at year end, thereby precluding any determination of current fair value.

NOTE H - LEASING ARRANGEMENT

The Company conducts its operations from facilities that are leased under a month-to-month arrangement. Rental expense in 2002 totaled $16,968.

NOTE I – CONTINGENT LIABILLITY

The Company has indemnified Penson Financial Services, Inc., the Company's clearing agent and custodian for customer securities, for a bad debt totaling $16,276 resulting from a customer's margin account. The Company is pursuing collection through arbitration and is anticipating resolution of the matter in 2003. No liability for this possible loss has been recorded in the Balance Sheet at December 31, 2002 pending the outcome of arbitration.

SUPPLEMENTARY INFORMATION

U.S. DISCOUNT BROKERAGE, INC.
Schedule of Operating Expenses
For Year Ended December 31, 2002

Officers' Wages	$ 166,800
Administrative Salaries	41,478
Payroll Taxes	29,396
Retirement Expense	1,406
Hospitalization	18,915
Registration Fees	35,502
Rent and Utilities	17,775
Advertising and Promotion	4,049
Office Expense	5,686
Professional Fees	20,646
Telephone	10,934
Depreciation	3,780
Travel and Entertainment	2,248
Error Expense	22,659
Postage and Delivery	4,752
Computer and Internet Expenses	6,510
Research and Information Costs	2,682
Insurance	3,663
Dues and Subscriptions	150
Printing	1,445
Amortization	3,050
Taxes	3,296
Recruiting Expenses	3,857
Miscellaneous Expense	679
TOTAL OPERATING EXPENSES	$ 411,358

U.S. DISCOUNT BROKERAGE, INC.
Statement of Changes in Stockholders' Equity
December 31, 2002

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - Beginning of Year	$ 17,332	$ 156,067	$ 156,790	$ 330,189
Add: Current Year Net Income	-	-	59,707	59,707
Less: Dividends Paid	-	-	(163,358)	(163,358)
Balance - End of Year	$ 17,332	$ 156,067	$ 53,139	$ 226,538

U.S. DISCOUNT BROKERAGE, INC.
Computation of Net Capital
December 31, 2002

NET CAPITAL COMPUTATION		
Total Stockholders' Equity from 12-31-02 Financial Statements	$	226,538
Less: Nonallowable Assets		
Accounts Receivable - Related Parties		84,734
Net Equipment and Furniture		7,559
Internet Website (Net of Amortization)		2,287
Prepaid Rent		1,350
Less: Other Deductions and/or Charges		
Bad Debt Indentification		16,276
Net Capital Before Haircuts on Securities Positions		114,332
Haircuts on Securities Positions		
Investment - NASDAQ		20,100
Money Market Funds (2%)		48
Marketable Securities (15%)		1,301
NET CAPITAL		92,883
Less: Minimum Dollar Capital Requirement		50,000
EXCESS NET CAPITAL	$	42,883
EXCESS NET CAPITAL AT 1000%	$	82,004

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: U.S. Discount Brokerage, Inc.
Computation for Determination of Reserve
Requirements Under Exhibit A of Rule 15c3-3

Gentlemen:

U.S. Discount Brokerage, Inc. used Penson Financial Services, Inc. during the year ended December 31, 2002 as clearing agents and to perform custodial functions relating to customer securities. Therefore, U.S. Discount Brokerage, Inc. is not subject to the reserve requirements under Rule 15c3-3.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountant

February 17, 2003

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: U.S. Discount Brokerage, Inc.
Information Relating to the Possession or
Control Requirements Under Rule 15c3-3

Gentlemen:

U.S. Discount Brokerage, Inc. used Penson Financial Services, Inc. for possession of customer funds and as custodians for all customer securities during the year ended December 31, 2002. Accordingly, U.S. Discount Brokerage, Inc. is not subject to the requirements under rule 15c3-3.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 17, 2003

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

NASD Regulation, Inc.
Rockville, MD

RE: U.S. Discount Brokerage, Inc.
Material Differences in Computation of Net Capital

Gentlemen:

Our audit of U.S. Discount Brokerage, Inc., for the year ended December 31, 2002, disclosed the following differences in the computation of net capital from the broker-dealer's corresponding unaudited Part II A, Focus Report.

Computation of Net Capital per Focus Report	$	154,658
Adjustments Due to Year-End Audit Entries		
Dividends Payable Accrual		(61,804)
Miscellaneous Adjustment		29
Total Net Capital at 12/31/02		92,883
Less Required Capital		50,000
Excess Net Capital	$	42,883
Excess Net Capital at 1000%	$	82,004

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 17, 2003

HARRY A. DONOVAN, CPA
THEODORE C. KLIMCZAK, CPA
SANDRA L. BENNETT, ADMINISTRATOR

Donovan, Klimczak and Company

CERTIFIED PUBLIC ACCOUNTANTS
484 SOUTH MILLER ROAD
FAIRLAWN, OHIO 44333-4176
TELEPHONE 330-836-9331 FAX 330-869-9991
http://www.dkc-cpa.com

BOARD OF DIRECTORS
U.S. DISCOUNT BROKERAGE, INC.
ROCKY RIVER, OHIO

We have examined the financial statements of U.S. Discount Brokerage, Inc. for the year ended December 31, 2002, and have issued our report thereon dated February 17, 2003. As part of our examination, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for the securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of U.S. Discount Brokerage, Inc. taken as a whole. However, our study and evaluation disclosed no condition that we believed to be a material weakness.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Donovan, Klimczak and Company

Donovan, Klimczak and Company
Certified Public Accountants

February 17, 2003